

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 15, 2011

<u>Via U.S. Mail</u>
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

> **Re: Pinacle Enterprise Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-175044**

Dear Mr. Kats:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. More specifically, the amended registration statement does not have updated financial statements as required by Rule 8-08 of Regulation S-X.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3769 if you have questions.

Very truly yours,

/s/ Rufus Decker

Rufus G. Decker

Accounting Branch Chief

cc: <u>Via Facsimile</u>
        Jody M. Walker, Esq.
        7841 South Garfield Way
        Centennial, CO 80122